EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Idera Pharmaceuticals, Inc. for the registration of shares of its common stock and warrants to purchase common stock for an aggregate initial offering price of $50,000,000 and to the incorporation by reference therein of our report dated March 27, 2007, with respect to the financial statements of Idera Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
August 14, 2007